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                                                                       EXHIBIT 9

                                     [LOGO]

                                          October 18, 1998

Board of Directors
BRC Holdings, Inc.
1111 West Mockingbird
Suite 1400
Dallas, TX 75247

Dear Sirs:

    You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.10 per share (the "Shares"), of BRC Holdings, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, to be dated as of October 19, 1998 (the "Agreement"), by and among Affiliated Computer Services, Inc. ("Buyer"), ACS Acquisition Corporation ("MergerCo"), a wholly-owned subsidiary of Buyer, and the Company. Pursuant to the Agreement, MergerCo will commence a tender offer (the "Tender Offer") for 51% of outstanding Shares at a price of $19.00 in cash per Share (the "Offer Price"). The Tender Offer is to be followed by a merger (the "Merger") of MergerCo with and into the Company in which the Shares not tendered into the Tender Offer would be converted, subject to certain exceptions, into the right to receive the Offer Price. The Tender Offer, together with the Merger, is referred to herein as the "Transaction".

    In arriving at our opinion, we have reviewed the draft dated October 15, 1998 of the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management and directors of the Company. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning January 1, 1998 and ending December 31, 2003 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Shares of the Company, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We have been engaged by the Board of Directors of the Company and the Company solely to render an opinion as to the fairness from a financial point of view to the holders of Shares of the consideration to be received by such shareholders pursuant to the Transaction. We have not been engaged to assist in negotiating the financial or other terms of the Transaction or to provide advice as to any particular acquisition proposal. In addition, we were not requested to, nor did we, solicit the interest of any other party in acquiring the Company.

    In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us by management of the Company, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for
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making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Transaction and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Transaction. This opinion is for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares pursuant to the Tender Offer or how such stockholder should vote on the proposed Transaction.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Buyer in the past, including acting as comanager for the Buyer's convertible debt offering in March 1998, and has been paid customary fees for such services.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the holders of Shares pursuant to the Transaction is fair to such shareholders from a financial point of view.

                                          Very truly yours,
                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By:          /s/ Tom C. Davis

                                             -----------------------------------
                                                        Tom C. Davis
                                                      MANAGING DIRECTOR